Commission File No. 1-14812

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

GLOBAL-TECH APPLIANCES INC.

(Exact Name of Registrant as Specified in its Charter and Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ☑             Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      ☐            No      ☑

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated February 10, 2004, announcing the Registrant’s unaudited financial results for the third quarter of fiscal 2004 ended December 31, 2003.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant’s press release dated May 12, 2004, announcing a re-designed website to introduce a wide range of OLED display modules.

Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant’s press release dated June 10, 2004, announcing its partnership with Oplus Technologies to procure system-on-chip processors.

Attached hereto as Exhibit 4 and incorporated by reference herein is the Registrant’s press release dated June 21, 2004, announcing its partnership with strategic agreement with Samsung Electronic.

Attached hereto as Exhibit 5 and incorporated by reference herein is the Registrant’s press release dated July 14, 2004, announcing its fiscal year financial results and expected shipments of display products in the months ahead.

Attached hereto as Exhibit 7 and incorporated by reference herein is the Registrant’s press release dated September 17, 2004, announcing its net sales and earnings for the first quarter of fiscal 2005 ended June 30, 2004.

Attached hereto as Exhibit 8 and incorporated by reference herein is the Registrant’s Quarterly Report for the Three and Nine Months ended December 31, 2003, including financial statements and Management’s Discussion and Analysis.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 29, 2004

GLOBAL-TECH APPLIANCES INC.

By:	/s/ Brian Yuen
Brian Yuen Assistant Secretary

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EXHIBIT INDEX

Exhibit Number	Description	Page Number
1	Press release dated February 10, 2004	5-8

2	Press release dated May 12, 2004	9-10

3	Press release dated June 10, 2004	11-12

4	Press release dated June 21, 2004	13-14

5	Press release dated July 14, 2004	15-18

7	Press release dated September 17, 2004	19-22

8	Quarterly Report for the Three and Nine Months ended December 31, 2003	23-44

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